Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of SMTC Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-167063) on Form S-8, the registration statement (No. 333-116986) on Form S-3, and the registration statement (No. 333-115400) on Form S-1 of SMTC Corporation of our report dated March 11, 2011, with respect to the consolidated balance sheets of SMTC Corporation as of January 2, 2011 and January 3, 2010, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the periods from January 4, 2010 to January 2, 2011, January 5, 2009 to January 3, 2010 and January 1, 2008 to January 4, 2009, and the related financial statement schedule, which report appears in the January 2, 2011 annual report on Form 10-K of SMTC Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 11, 2011